July 11, 2024

Scott Stewart Miller
Managing Member of MVM Funds, LLC
Greenhaven Road Investment Management, LP
c/o Royce & Associates LLC
8 Sound Shore Drive, Suite 190
Greenwich, CT 06830

        Re: Greenhaven Road Investment Management, LP
            Barnes & Noble Education, Inc.
            Schedule 13D Filed by Greenhaven Road Investment Management, LP et al.
            Filed May 17, 2024
            File No. 005-88954
Dear Scott Stewart Miller:

       We have reviewed the above-captioned filing and have the following comments.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed May 17, 2024
General

1. We note the date of the event reported as requiring the filing of the Statement was March
        29, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
Schedule 13D within
        five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the March 29,
        2024 event date, the Schedule 13D submitted on May 17, 2024 was not timely filed.
        Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
 July 11, 2024
Page 2
Item 6, page 10

2. Instruction A to the Special Instructions for Complying with Schedule 13D explains that a filer must "[a]nswer every item" and "[i]f an item is inapplicable or the answer is in the negative, so state." We note, for example, that the Special Instructions provide at the outset that "[d]isclosure of the information specified in this schedule is
       mandatory." Instruction B to these instructions further provides that "[i]nformation contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item . . . ." The instructions, however, do not specify that cross-
       referencing to other responses within the Schedule 13D serves as a satisfactory means of effectuating compliance. Please advise us, with a view toward revised disclosure, why a generic statement that reads "See Item 4" was offered as disclosure responsive to Item 6 of Schedule 13D.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions